


SEC MAIL PROCESSING
RECEIVED
MAR 2 2007
WASH. D.C.
152
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07001847

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANKOH INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 MERCHANT STREET, SUITE 850
(No. and Street)

HONOLULU (City) HAWAII (State) 96813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEE MORIWAKI, FINANCIAL OPERATIONS PRINCIPAL 808-848-5839
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

2400 PAUAHI TOWER, 1001 BISHOP STREET (Address) HONOLULU (City) HAWAII (State) 96813 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAMELA MOY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANKOH INVESTMENT SERVICES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 27th day of February 20 07

Notary Public, State of Hawaii

My commission expires: My Commission Expires: September 23, 2009

Stacy R.H.F. Caswell

Notary Public, State of Hawaii

Signature

VICE PRESIDENT & CHIEF COMPLIANCE OFFICER

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 2 2007
WASH, D.C.
152
SECTION

Financial Statements

Bankoh Investment Services, Inc.

For the Year Ended December 31, 2006
with Report of Independent Registered Public Accounting Firm

Bankoh Investment Services, Inc.

Financial Statements

Year Ended December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 12
Schedule II - Statement Regarding Rule 15c3-3 14
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5 15



Ernst & Young LLP
2400 Pauahi Tower
1001 Bishop Street
Honolulu, Hawaii 96813-3429

Phone: (808) 531-2037
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors of Bankoh Investment Services, Inc.

We have audited the accompanying statement of financial condition of Bankoh Investment Services, Inc. (the "Company") as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankoh Investment Services, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Honolulu, Hawaii
February 21, 2007

A member firm of Ernst & Young Global Limited

Bankoh Investment Services, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and Cash Equivalents	**$ 3,008,032**
Commissions Receivable from Clearing Organization, Investment and Insurance Companies	**541,897**
Equipment, net of accumulated depreciation	**39,479**
Deferred Taxes	**130,281**
Other Assets	**68,156**
Total Assets	**$ 3,787,845**
Liabilities and Stockholder's Equity	
Liabilities:	
Dividends Payable	**$ 500,000**
Due to Parent for Income Taxes Payable	**559,618**
Accrued Expenses and Other Liabilities	**755,943**
Total Liabilities	**1,815,561**
Stockholder's Equity:	
Common Stock ($10 par value), authorized, issued, outstanding 50,000 shares	**500,000**
Capital Surplus	**–**
Retained Earnings	**1,472,284**
Total Stockholder's Equity	**1,972,284**
Total Liabilities and Stockholder's Equity	**$ 3,787,845**

See accompanying notes to financial statements.

Bankoh Investment Services, Inc.

Statement of Income

Year Ended December 31, 2006

Revenues	
Commissions	**$ 3,301,924**
Annuity and Insurance Fee Income	**6,808,779**
Interest Income	**127,862**
Other Income	**78,224**
Total Revenues	**10,316,789**
Expenses	
Salaries, Commissions and Benefits	**5,363,768**
Broker Charges	**409,447**
Net Occupancy	**368,901**
Net Equipment	**82,834**
Other Operating Expense	**808,012**
Total Expenses	**7,032,962**
Income before Income Taxes	**3,283,827**
Provision for Income Taxes	**1,318,231**
Net Income	**$ 1,965,596**

See accompanying notes to financial statements.

Bankoh Investment Services, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Capital Surplus	Retained Earnings	Total
Balances at December 31, 2005	$ 500,000	$ 2,200,000	$ 306,688	$ 3,006,688
Net Income	–	–	1,965,596	1,965,596
Return of Capital	–	(2,200,000)	–	(2,200,000)
Cash Dividend Paid	–	–	(300,000)	(300,000)
Cash Dividend Declared	–	–	(500,000)	(500,000)
Balances at December 31, 2006	**$ 500,000**	**$ –**	**$ 1,472,284**	**$ 1,972,284**

See accompanying notes to financial statements.

Bankoh Investment Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2006

Operating Activities	
Net Income	**$ 1,965,596**
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation and Amortization	**22,129**
Change in Commissions Receivable	**41,321**
Change in Other Assets	**(44,415)**
Change in Due to/from Parent for Income Taxes	**55,733**
Change in Accrued Expenses and Other Liabilities	**11,882**
Net Cash Provided by Operating Activities	**2,052,246**
Investing Activities	
Equipment Purchase	**(28,256)**
Net Cash Used by Investing Activities	**(28,256)**
Financing Activities	
Return of Capital	**(2,200,000)**
Cash Dividend Paid	**(300,000)**
Net Cash Used by Financing Activities	**(2,500,000)**
Decrease in Cash and Cash Equivalents	**(476,010)**
Cash and Cash Equivalents at Beginning of Year	**3,484,042**
Cash and Cash Equivalents at End of Year	**$ 3,008,032**

Bankoh Investment Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2005

1. Summary of Significant Accounting Policies

The accounting principles followed by Bankoh Investment Services, Inc. (the "Company"), and the methods of applying those principles conform with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with these accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences could be material to the financial statements. The significant accounting policies are summarized below.

Organization

The Company is a wholly-owned subsidiary of Bank of Hawaii (the "Bank"). The Bank is a wholly-owned subsidiary of Bank of Hawaii Corporation (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under rule 15c3-3(k)(2)(ii) which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company is a member of the National Association of Securities Dealers and Securities Investor Protection Corporation and provides access to a broad range of investments through major financial markets including the New York Stock Exchange, American Stock Exchange, Chicago Board Options Exchange and the NASDAQ market. The Company is also licensed to sell annuity, life insurance and other retirement plan products under a sub-agent agreement with a general agency. Annuity sales account for a significant portion of the Company's revenue. The Company conducts its business primarily in the State of Hawaii.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days. Cash equivalents represent funds held in a money market fund that totaled $2,841,675 as of December 31, 2006.

1. Summary of Significant Accounting Policies (continued)

Equipment

Equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over lives ranging from three to ten years.

Commissions

Commission revenue and related broker charges are recorded on a trade-date basis.

Annuity Fee and Life Insurance Income

Annuity and life insurance income and related expenses are recorded on a contract date basis. The contract date is the date the insurance company receives the customer's funds and completed application.

2. Service Agreement

The Company has a service agreement with National Financial Services LLC to provide certain services as the Company's agent. These services include carrying customers' cash and margin accounts on a fully disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $1,519,081,

3. Net Capital Requirements (continued)

which was $1,398,043 in excess of its required net capital of $121,038. The Company's net capital ratio was 1.20 to 1.

In 2006, the statutory minimum net capital requirement was reduced to $50,000. In connection with the decrease, the Company returned $2,200,000 to the Bank.

The Company had no subordinated debt at December 31, 2006 or at any time during the year then ended.

4. Related Party Transactions

The Company maintains a non-interest bearing demand account with the Bank that totaled $146,509 at December 31, 2005.

The Company invests in a Pacific Capital money market fund, which is a proprietary fund of the Bank. The Asset Management Group of the Bank serves as the investment advisor for the Pacific Capital Funds.

The Bank pays certain personnel and operating costs on behalf of the Company. These expenses are reimbursed by the Company to the Bank. Other expenses such as rent, postretirement benefits, retirement benefits, overhead, insurance, and furniture and equipment are allocated to the Company based on actual costs. At December 31, 2006, amounts due to the Bank included in accrued expenses and other liabilities totaled $45,638.

5. Equipment

The following is a summary of equipment at December 31, 2006:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Equipment	$450,704	$(411,225)	$39,479

6. Income Taxes

The significant components of the provision for income taxes for the year ended December 31, 2006 is as follows:

	2006
Current:	
Federal	$ 1,077,690
State	270,447
	1,348,137
Deferred:	
Federal	(5,207)
State	(24,699)
	(29,906)
Provision for Income Taxes	$ 1,318,231

The Company is included in the consolidated federal income tax and State of Hawaii franchise tax returns of the Parent. Income taxes are provided based upon the taxable income or loss of the Company. The Parent's tax sharing policy provides for the settlement of income taxes with the Company, as if the Company had filed a separate return. Payments are made to the Parent for current tax liabilities, and if current tax benefits are generated, payments are received from the Parent for the benefits as used.

The Company paid $1,350,714 to the Parent for income taxes during 2006.

The Company's deferred tax asset of $130,281 is predominantly the result of temporary timing differences relating to depreciation and vacation payable. Utilization of the Company's deferred tax asset is predicated on the Company being profitable in future years. Management believes that it is more likely than not that the deferred tax assets will be realized through future reversals of existing taxable temporary differences.

7. Employee Benefits

The Company participates in the Parent's Retirement Savings Plan ("Savings Plan"). The Savings Plan has three Company contribution components: 1) 401(k) matching; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value sharing contribution. Under the 401(k) component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The

7. Employee Benefits (continued)

Company makes matching contributions on behalf of the participants each calendar quarter equal to $1.25 for each $1.00 contributed by participants up to 2% of the participants' eligible compensation and $0.50 for every $1.00 contributed by participants over 2% up to 5% of the participants' eligible compensation. A 3% fixed contribution and discretionary value sharing that is linked to the Parent's financial goals are made regardless of whether the participant contributes to the Savings Plan under the 401(k) and are invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company's expense for the Savings Plan totaled $365,844 in 2006.

In 1995, the Parent froze its non-contributory, qualified defined-benefit retirement plan ("Retirement Plan") and excess retirement plan ("Excess Plan"), which covered employees of the Parent and participating subsidiaries who met certain eligibility requirements. Beginning December 31, 2000, the Retirement Plan no longer provides for compensation increases in the determination of benefits. Retirement Plan assets are managed by investment advisors in accordance with investment policies established by the plan trustees. The assets of the Retirement Plan include investments in a Bank of Hawaii collective investment fund and securities of related parties (Pacific Capital Funds mutual funds). The Asset Management Group of the Bank, an SEC registered investment advisor, serves as investment advisor for the Pacific Capital Funds family of mutual funds. The Bank manages the Bank of Hawaii collective investment fund.

The Parent's postretirement benefit plan provides retirees with life, dental and medical insurance benefits. The retiree life insurance benefit for participants who retired after 2003 was terminated. Employees who were retired as of December 31, 2003 are still eligible for the life insurance benefits. The costs of providing postretirement benefits are "shared costs" where both the employer and former employees pay a portion of the premium. The Parent recognizes the transition obligation over 20 years, ending in 2013. The Parent has no segregated assets to provide for postretirement benefits. For the year ended December 31, 2006, the Company expense for postretirement benefits was $84,486.

8. Operating Leases

The Company leases certain computer equipment and related data services on a month-to-month basis.

8. Operating Leases (continued)

The Company leases office space from the Bank on a month-to-month basis. Rent expense for the year ended December 31, 2006 was $367,496 and was included in net occupancy expense.



Supplemental Information

Schedule I

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Net Capital		
Total Stockholder's Equity Qualified for Net Capital	$	**1,972,284**
Deductions and/or Charges:		
Nonallowable Assets:		
Commissions Receivable		**164,220**
Due from Parent for Gross Excise Taxes		**115**
Deferred Taxes		**130,166**
Equipment		**39,479**
Other Assets		**18,157**
		352,137
Deduction for Excess Fidelity Bond		**44,000**
Total Deductions and/or Charges		**396,137**
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)		**1,576,147**
Haircuts on Money Market Funds		**(57,066)**
Net Capital	$	**1,519,081**
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Accrued Expenses and Other Liabilities	$	**1,815,561**
Total Aggregate Indebtedness	$	**1,815,561**
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required (6.6667% of Total Aggregate Indebtedness)	$	**121,038**
Minimum Dollar Net Capital Requirement	$	**50,000**
Net Capital Requirement (Greater of Above Two Minimum Requirement Amounts)	$	**121,038**
Net Capital in Excess of Required Minimum	$	**1,398,043**
Excess Net Capital at 1,000 Percent	$	**1,337,525**
Ratio: Aggregate Indebtedness to Net Capital		**1.20 to 1**

Schedule I

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2006):	
Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report, As Amended	$ 1,940,260
Dividend declared in December 2006, not paid	(500,000)
Audit adjustments to record additional expense	(19,084)
Decrease in non-allowable commission receivable	127,697
Increase in deferred taxes	(24,584)
Increase in other assets	(5,208)
Total adjustments	(421,179)
Net Capital Per Above	$ 1,519,081

Schedule II

Bankoh Investment Services, Inc.

Statement Regarding Rule 15c3-3

As of December 31, 2006

Exemptive Provisions

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services LLC



■ Ernst & Young LLP
2400 Pauahi Tower
1001 Bishop Street
Honolulu, Hawaii 96813-3429

■ Phone: (808) 531-2037
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Board of Directors
Bankoh Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bankoh Investment Services, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Honolulu, Hawaii
February 21, 2007

END